Exhibit 99.1

Corporación América Airports S.A. Reports September 2026 Passenger Traffic

Total passenger traffic up 3.4% YoY, up 1.7% YoY in Argentina

International passenger traffic up 7.2% YoY; up 2.9% YoY in Argentina

Luxembourg, October 16, 2026— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, reported today a 3.4% year-on-year (YoY) increase in passenger traffic in September 2026.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2026 vs. 2025)
Statistics	Sep'26	Sep'25	% Var.	YTD’26	YTD’25	% Var.
Domestic Passengers (thousands)	3,704	3,743	-1.0%	31,289	32,763	-4.5%
International Passengers (thousands)	3,185	2,971	7.2%	27,796	25,643	8.4%
Transit Passengers (thousands)	789	710	11.1%	6,888	5,963	15.5%
Total Passengers (thousands)	7,678	7,424	3.4%	65,973	64,369	2.5%
Cargo Volume (thousand tons)	33	33	0.8%	288	287	0.5%
Total Aircraft Movements (thousands)	74	74	0.0%	647	651	-0.7%

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 3.4% in September compared to the same month in 2025. Overall performance was supported by year-over-year growth across all countries except Brazil, including double-digit growth in Armenia. Domestic traffic declined slightly by 1.0% year over year, as lower traffic in Brazil was partially offset by positive contributions from Italy, Argentina, and Ecuador. International traffic increased by 7.2%, with all operating countries posting year-over-year growth except Brazil, where international traffic accounts for less than 5% of total traffic.

In Argentina, total passenger traffic increased 1.7% year over year, reaching a record high for the month of September despite reduced capacity in the domestic segment. Domestic traffic increased 0.6% year over year, reversing the declining trend observed over the previous seven months. Aerolíneas Argentinas and JetSMART absorbed the capacity reduction following Flybondi’s complete suspension of operations in September. The top three domestic destinations were Bariloche, Iguazú, and Córdoba, all with load factors ranging from 85% to 93%. International traffic increased 2.9% year over year, mainly supported by improved load factors. Long-haul traffic grew by nearly 10%, driven by increased capacity to Europe and Miami. This growth was partly supported by LATAM’s Buenos Aires–Miami route, which was not operating in September 2025. In addition, Air France recorded its highest-ever monthly passenger traffic, operating nine weekly frequencies for the first time, while LEVEL increased its frequency to eight weekly flights, compared with seven in September 2025. The top three international destinations during the month were Santiago de Chile, São Paulo, and Madrid.

In Italy, passenger traffic increased 8.0% year over year, driven by growth in both the international and domestic segments. International traffic, which accounted for more than 80% of total passenger traffic, rose 7.8%, supported by strong demand at both airports, with Pisa International Airport posting double-digit growth. Meanwhile, domestic traffic increased 8.7% year over year, reflecting solid performance at both Florence and Pisa airports.

In Brazil, total passenger traffic decreased by 1.7% year over year. Domestic traffic, which accounted for over 50% of total traffic, declined by 8.6% year over year, while transit passengers increased by a strong 9.2% year over year. Among other developments, LATAM launched a new route connecting Brasília and São José do Rio Preto, initially operating three weekly frequencies and increasing to daily service as of October 25, 2026. Brasília International Airport continues to benefit from its position as a key secondary hub within the domestic network.

In Uruguay, total passenger traffic, predominantly international, increased 4.3% year over year. Regarding new developments, Azul announced the resumption of scheduled flights between Porto Alegre and Montevideo in December, with two weekly frequencies. Meanwhile, Arajet announced a new nonstop route between Montevideo and Punta Cana, scheduled to launch in March 2027 with three weekly frequencies, further expanding Uruguay’s international connectivity.

In Ecuador, passenger traffic increased 6.4% year over year, although ongoing security concerns continued to weigh on travel demand. International traffic rose 11.1%, supported by strong demand on U.S. routes, the launch of new services by Avianca, JetBlue, and LATAM Airlines, and additional frequencies operated by American Airlines. Meanwhile, domestic traffic increased 1.0% year over year, despite elevated airfares continuing to constrain demand.

In Armenia, passenger traffic increased by a strong 18.7% year over year despite disruptions related to the conflict in Iran, which resulted in flight cancellations and airspace restrictions across the region. However, the impact proved to be more limited than initially expected, as strong demand from Western and Eastern Europe, Asia, and Russia continued to support overall traffic growth. In addition, Wizz Air recently announced the launch of three new routes from Yerevan to Basel, Valencia, and Varna, starting in December 2026. With these additions, Wizz Air will offer service to 22 destinations from Yerevan, further strengthening the airport’s connectivity and supporting its growth outlook.

Cargo Volume and Aircraft Movements

Cargo volume, increased by 0.8% year over year, as positive contributions from Argentina and Brazil more than offset declines across the other countries of operation. By country, performance was as follows: Brazil (+14.8%), Argentina (+3.2%), Italy (-10.6%), Uruguay (-5.6%), Ecuador (-0.5%), and Armenia (-20.4%). Argentina, Brazil, and Armenia accounted for more than 80% of total cargo volume in September.

Aircraft movements remained flat year over year, as increases in Armenia, Ecuador, Uruguay, and Italy were offset by declines in Brazil and Argentina. Performance by country was as follows: Armenia (+16.0%), Ecuador (+15.4%), Uruguay (+0.3%), Italy (+4.6%), Argentina (-3.5%), and Brazil (-3.9%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in September.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2026 vs. 2025)

	Sep'26	Sep'25	% Var.	YTD'26	YTD'25	% Var.
Passenger Traffic (thousands)
Argentina	3,938	3,872	1.7%	34,624	34,935	-0.9%
Italy	1,072	993	8.0%	8,079	7,647	5.7%
Brazil	1,441	1,466	-1.7%	12,931	12,210	5.9%
Uruguay	191	184	4.3%	1,763	1,708	3.2%
Ecuador	380	357	6.4%	3,662	3,534	3.6%
Armenia	656	553	18.7%	4,914	4,336	13.3%
TOTAL	7,678	7,424	3.4%	65,973	64,369	2.5%

Cargo Volume (tons)
Argentina	17,758	17,213	3.2%	155,907	149,512	4.3%
Italy	937	1,048	-10.6%	8,016	9,399	-14.7%
Brazil	6,068	5,285	14.8%	45,995	46,463	-1.0%
Uruguay	2,578	2,731	-5.6%	24,240	25,590	-5.3%
Ecuador	2,552	2,566	-0.5%	24,864	26,601	-6.5%
Armenia	3,034	3,813	-20.4%	29,033	29,083	-0.2%
TOTAL	32,928	32,656	0.8%	288,055	286,647	0.5%
Aircraft Movements
Argentina	38,554	39,955	-3.5%	343,354	355,266	-3.4%
Italy	9,313	8,907	4.6%	71,672	68,971	3.9%
Brazil	12,794	13,317	-3.9%	114,183	111,722	2.2%
Uruguay	2,295	2,289	0.3%	24,249	24,287	-0.2%
Ecuador	6,565	5,689	15.4%	57,953	58,361	-0.7%
Armenia	4,634	3,995	16.0%	35,272	32,365	9.0%
TOTAL	74,155	74,152	0.0%	646,683	650,972	-0.7%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716